UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): December 30, 2024

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(Exact name of issuer as specified in its charter)

Delaware	81-0838517
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

440 N. Wolfe Road, M/S 215, Sunnyvale, California	94085
(Address of principal executive offices)	(Zip code)

415-651-3467

(Issuer’s telephone number, including area code)

Common Stock (issued upon conversion of Series B Preferred Stock)

(Title of each class of securities issued pursuant to Regulation A)

Item 3. Material Modification to Rights of Securityholders

Effective as of December 30, 2024, all of the then outstanding shares of Preferred Stock, $0.0001 par value per share of 6d bytes inc. (the “Company”), were converted, at a one-to-one ratio into shares of the Company’s Common Stock, $0.0001 par value per share (the “Common Stock”), following the written consent thereto by the Requisite Holders (as defined in the Company’s then Amended and Restated Certificate of Incorporation). Thereafter, on December 30, 2024, the Company further amended and restated its Amended and Restated Certificate of Incorporation (as so further amended and restated, the “Restated Certificate”) to:

•	increase the number of authorized shares of the Company’s Common Stock to 125,000,000;
•	increase the number of authorized shares of the Company’s preferred stock (the “Preferred Stock”) to 65,000,000;
•	eliminate each series of the Company’s then existing Preferred Stock;
•	designate 39,000,000 shares of the Company’s authorized but unissued Preferred Stock as Series 1 Preferred Stock (the “Series 1 Preferred”); and
•	set forth rights, privileges and preferences of the Series 1 Preferred.

The effective Restated Certificate has been filed herewith as an exhibit to this report and is incorporated herein by reference.

On December 31, 2024, in connection with the transactions discussed in Item 8 below, the Company and certain of its stockholders agreed to further amend and restate each of the Amended and Restated Investor’s Rights Agreement and the Amended and Restated Voting Agreement, and agreed to terminated of the Amended and Restated Right of First Refusal and Co-Sale Agreement. Each of the Amended and Restated Investor’s Rights Agreement and the Amended and Restated Voting Agreement, as so amended and restated, has been filed as an exhibit to this report and is incorporated herein by reference.

Item 8. Certain Unregistered Sales of Equity Securities

On December 31, 2024, the Company entered into a Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”), pursuant to which it sold an aggregate of 8,600,916 shares of Series 1 Preferred and warrants (the “Warrants”) exercisable for an aggregate of 8,600,916 shares of Series 1 Preferred at an exercise price of $0.01 per share, for an aggregate purchase price of $1,500,000, reflecting a combined purchase price of $0.1744 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred. The Purchase Agreement contemplates the issuance of an additional 8,600,916 Series 1 Preferred to additional purchasers on or prior to December 31, 2025.

In addition, upon consummation of the sale of Series 1 Preferred and Warrants under the Purchase Agreement, Convertible Promissory Notes in an aggregate principal amount of the $715,000 were automatically converted into an aggregate of 6,062,693 shares of Series 1 Preferred and Warrants exercisable for an aggregate of 6,062,693 shares of Series 1 Preferred, reflecting a combined conversion price of $0.1221 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred.

The rights, privileges and preferences of the Series 1 Preferred are set forth in the Restated Certificate, which is filed as an exhibit to this report. The terms of the Warrants are as set forth in the Form of Warrant, which is filed herewith as an exhibit to this report and incorporated by reference herein. The shares of Series 1 Preferred and Warrants were issued pursuant to Regulation D under the Securities Act of 1933, as amended.

Exhibit Number	Description
2.1	Amended and Restated Certificate of Incorporation of the Company
3.1#	Amended and Restated Investors’ Rights Agreement
3.2	Form of Warrant
5.1#	Amended and Restated Voting Agreement

# Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on January 6, 2025.

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By:	/s/ Vipin Jain
Vipin Jain,
Chief Executive Officer

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